Prime Acquisition Corp. Announces Receipt of Nasdaq Staff Determination Letter

Shijiazhuang, China – May 23, 2013 – Prime Acquisition Corp. (“Prime” or the “Company”) (NASDAQ: Common Stock: “PACQ”, Units: “PACQU”, Warrants: “PACQW”), a special purpose acquisition company, today announced that, on May 17, 2013, the Company received a letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) stating that Nasdaq’s staff (the “Staff”) had determined not to grant the Company’s request for an extension of the period in which the Company has to regain compliance with Listing Rule 5550(a)(3), which rule requires that the Company maintain a minimum of 300 public holders for continued listing of its securities on Nasdaq, and to proceed to delist the Company’s securities from Nasdaq. The Staff granted the Company an initial period to regain compliance with Listing Rule 5550(a)(3) in a letter dated March 4, 2013, which period expired on April 12, 2013. The Staff also determined that Prime was not in compliance with Listing Rule 5550(a)(4), which requires that the Company maintain a minimum of 500,000 publicly held shares for the continued listing of its securities on Nasdaq, and which serves as an additional basis for delisting.

The Company intends to appeal the Staff’s determination to delist the Company’s securities, and its shares will continue to trade on Nasdaq during the appeal process. There is no assurance the Company will succeed in its appeal of the Staff’s delisting determination. In the event Prime does not succeed in appealing the Staff’s decision, the Company’s securities will be removed from Nasdaq and are expected to begin trading on the OTC Bulletin Board, and Prime plans to seek listing on Nasdaq, or another securities exchange, again at a later date.

About Prime Acquisition Corp.

Prime Acquisition Corp., a Cayman Islands corporation, is a special purpose acquisition company formed for the purpose of acquiring an operating business.

Forward Looking Statements

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about Prime Acquisition Corp. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of Prime’s management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The following factors, among others, could cause actual results to meaningfully differ from those set forth in the forward-looking statements:

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May 23, 2013

  Continued compliance with government regulations;
  Changing legislation or regulatory environments;
  Industry trends, including factors affecting supply and demand;
  Labor and personnel relations;
  Changing interpretations of generally accepted accounting principles;
  General economic conditions; and
  Other relevant risks detailed in Prime’s filings with the Securities and Exchange Commission.

The information set forth herein should be read in light of such risks. Prime assumes no obligation to update the information contained in this press release.

Contact Information:

At the Company

Prime Acquisition Corp.

Diana Liu

CEO

dianaliu@primeacq.com

Investor Relations

The Equity Group Inc.
Carolyne Yu	Adam Prior
Senior Associate	Senior Vice President
(212) 836-9610	(212) 836-9606
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